Exhibit 3.6

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov	Filed in the Office of Secretary of State, State of Nevada Business Number: E0125562018-0 Filing Number: 20265787685 Filed On: 06/03/2026 16:53:13 PM Number of Pages: 2

Certificate of Change Pursuant to NRS 78.209

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: APPLIFE DIGITAL SOLUTIONS, INC. Entity or Nevada Business Identification Number (NVID): NV20181181229
2. Current Authorized Shares:

The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

Common Stock: 5,000,000,000 authorized shares, $0.001 par value per share. Preferred Stock: 10,000,000 authorized shares, $0.001 par value per share.

3. Authorized Shares After Change:

The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

Common Stock: 20,000,000 authorized shares, $0.001 par value per share. Preferred Stock: 10,000,000 authorized shares, $0.001 par value per share (no change).

4. Issuance:

The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

Each two hundred fifty (250) shares of Common Stock issued and outstanding immediately prior to the effective time shall be automatically reclassified, combined and converted into one (1) share of Common Stock, $0.001 par value per share. There is no change to the issued and outstanding shares of any series of Preferred Stock.

5. Provisions:

The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

No fractional shares of Common Stock will be issued and no money or scrip will be paid in respect of fractional shares. Any stockholder who would otherwise be entitled to receive a fractional share of Common Stock as a result of the change shall instead receive one (1) whole share of Common Stock in lieu thereof (i.e., fractional shares shall be rounded up to the next whole share). The change affects one hundred percent (100%) of the outstanding shares of Common Stock; the issued and outstanding shares of Preferred Stock are not affected.

6. Provisions:	The required approval of the stockholders has been obtained.
7. Effective Date and Time: (Optional)	Date: 06/30/2026 Time: 12:00 AM (must not be later than 90 days after the certificate is filed)
8. Signature: (Required)	/s/ Barrett Evans Signature of Officer Title: Officer Date: 06/03/2026